OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 1)

Novastar Financial, Inc.
Name of Issuer

Common Stock ($.01 par value per share)
Title of Class of Securities

CUSIP Number 669947400

Barry Igdaloff
PO Box 317
Blacklick, Ohio 43004, 614-939-0166
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2011
Date of Event which Requires Filing of this Statement

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Barry Igdaloff

2	If a member group		a)	/    /
					b)	/   /

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		6,753,500
Beneficially
Owned By Each		8	Shared Voting		0
Reporting Person
With			9	Sole Dispositive	6,753,500

			10	Shared Dispositive	0

11	Aggregate Amount Beneficially owned	6,753,500

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  7.4	 %

14	Type of Reporting Person			IA




Item	1.	Security and Issuer

		Novastar Financial, Inc.
		Common Stock
		Par Value .01  CUSIP 669947400

		Novastar Financial, Inc.
		2114 Central, Suite 600
		Kansas City, Missouri 64108
		816 237-7000

Item	2.	Identity and Background

Barry Igdaloff

a)	Barry Igdaloff
b)	2480 Colts Neck Road
	Blacklick, Ohio 43004

c)	Present principal occupation- Investment Advisor
	Rose Capital
        2480 Colts Neck Road
	Blacklick, Ohio 43004

d)	Barry Igdaloff has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Barry Igdaloff  has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.




Item 	3.	Source and Amount of Funds or Other Consideration

Item 3. is hereby amended and restated to read as follows:

5,135,807 shares were acquired on June 30, 2011 as a result of an exchange offer by the Issuer in which the benedicial owners tendered all 307,774 shares of their 8.9% Series C Preferred stock.The source and amount of funds for the acquisition of the Series C preferred stock was previously reported on a
Schedule 13D dated February 4, 2011.The beneficial owners also received $.29 per share or a total of $89,254 in the exchange offer.
1,437,693 shares were acquired since the original 13D filing in open market purchases for a total of $589,454. All such shares were purchased with personal funds for investment purposes.
180,000 shares were acquired as a grant of restricted stock from the Issuer as compensation for Mr. Igdaloff's service as a member of the Board of Directors.

Item	4.	Purpose of Transaction

The Common Shares are being held for investment.

There were no plans or proposals by the beneficial owners as reported in this
Schedule 13D which related to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or
dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


i	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.



Mr. Igdaloff was nominated and elected as a Company Director at the annual stockholders meeting held June 25, 2009.



Item	5.	Interest in Securities of the Issuer

Item 5. is hereby amended and restated to read as follows:

The outstanding Common Shares of the Issuer is 91,253,653 as of November 8,2011.

(a)(b) The aggregate owned by the reporting party is 6,753,500 shares or 7.4% of the outstanding shares.
Included in this total is 2,281,773 shares owned by investment advisory clients of Mr. Igdaloff. Mr. Igdaloff has been granted voting and dispositive power for these shares.
c. Mr. Igdaloff purchased 415,900 shares on November 11, 2011 at an average cost of $.357 per share and 238,100 shares on November 14, 2011 at an average cost of $.375 per share. All stock was purchased in open market transactions.

Item	6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer between the reporting party and any other individual or entity.



Item	7.	Material to be filed as exhibits.

		None


Signature	After reasonable inquiry and to the best of my knowledge
		and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:		November 14, 2011


/s/
Barry Igdaloff